UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PROTAGONIST THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

74366E 102

(CUSIP Number)

S. Edward Torres

c/o LV Management Group, LLC

333 N. Alabama Street, Suite 350

Indianapolis, Indiana 46204

(317) 429-0140

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 11, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 74366E 102	Page 2 of 10

1	NAMES OF REPORTING PERSONS: Lilly Ventures Fund I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒[1] (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,559,060[2]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,559,060[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,559,060[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.5%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1	Lilly Ventures Fund I, LLC (“LVF1”), LV Management Group, LLC (“LV Management”), S. Edward Torres, Steven E. Hall, Ph.D. and Armen B. Shanafelt, Ph.D. (collectively, the “Reporting Persons”) may be considered members of a group for purposes of this Schedule 13D.

2	As described in Item 5 below, the Reporting Persons beneficially own 1,559,060 shares of the Issuer’s Common Stock. All of these shares are held by LVF1. LV Management is the management company for LVF1 and has voting and dispositive power over the shares held by LVF1. LV Management’s voting and dispositive decisions with respect to the shares held by LVF1 are made by LV Management’s management committee, which consists of Mr. Torres and Drs. Hall and Shanafelt. As such, each of the Reporting Persons share voting and dispositive power with respect to the shares held by LVF1.

3	This percentage is calculated based upon 34,434,705 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s final prospectus dated May 11, 2020 and filed with the Securities and Exchange Commission on May 13, 2020.

CUSIP 74366E 102	Page 3 of 10

1	NAMES OF REPORTING PERSONS: LV Management Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒[1] (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,559,060[2]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,559,060[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,559,060[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.5%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1	Lilly Ventures Fund I, LLC (“LVF1”), LV Management Group, LLC (“LV Management”), S. Edward Torres, Steven E. Hall, Ph.D. and Armen B. Shanafelt, Ph.D. (collectively, the “Reporting Persons”) may be considered members of a group for purposes of this Schedule 13D.

2	As described in Item 5 below, the Reporting Persons beneficially own 1,559,060 shares of the Issuer’s Common Stock. All of these shares are held by LVF1. LV Management is the management company for LVF1 and has voting and dispositive power over the shares held by LVF1. LV Management’s voting and dispositive decisions with respect to the shares held by LVF1 are made by LV Management’s management committee, which consists of Mr. Torres and Drs. Hall and Shanafelt. As such, each of the Reporting Persons share voting and dispositive power with respect to the shares held by LVF1.

3	This percentage is calculated based upon 34,434,705 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s final prospectus dated May 11, 2020 and filed with the Securities and Exchange Commission on May 13, 2020.

CUSIP 74366E 102	Page 4 of 10

1	NAMES OF REPORTING PERSONS: S. Edward Torres
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒[1] (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,559,060[2]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,559,060[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,559,060[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.5%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

1	Lilly Ventures Fund I, LLC (“LVF1”), LV Management Group, LLC (“LV Management”), S. Edward Torres, Steven E. Hall, Ph.D. and Armen B. Shanafelt, Ph.D. (collectively, the “Reporting Persons”) may be considered members of a group for purposes of this Schedule 13D.

2	As described in Item 5 below, the Reporting Persons beneficially own 1,559,060 shares of the Issuer’s Common Stock. All of these shares are held by LVF1. LV Management is the management company for LVF1 and has voting and dispositive power over the shares held by LVF1. LV Management’s voting and dispositive decisions with respect to the shares held by LVF1 are made by LV Management’s management committee, which consists of Mr. Torres and Drs. Hall and Shanafelt. As such, each of the Reporting Persons share voting and dispositive power with respect to the shares held by LVF1.

3	This percentage is calculated based upon 34,434,705 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s final prospectus dated May 11, 2020 and filed with the Securities and Exchange Commission on May 13, 2020.

CUSIP 74366E 102	Page 5 of 10

1	NAMES OF REPORTING PERSONS: Steven E. Hall, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒[1] (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,559,060[2]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,559,060[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,559,060[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.5%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

1	Lilly Ventures Fund I, LLC (“LVF1”), LV Management Group, LLC (“LV Management”), S. Edward Torres, Steven E. Hall, Ph.D. and Armen B. Shanafelt, Ph.D. (collectively, the “Reporting Persons”) may be considered members of a group for purposes of this Schedule 13D.

2	As described in Item 5 below, the Reporting Persons beneficially own 1,559,060 shares of the Issuer’s Common Stock. All of these shares are held by LVF1. LV Management is the management company for LVF1 and has voting and dispositive power over the shares held by LVF1. LV Management’s voting and dispositive decisions with respect to the shares held by LVF1 are made by LV Management’s management committee, which consists of Mr. Torres and Drs. Hall and Shanafelt. As such, each of the Reporting Persons share voting and dispositive power with respect to the shares held by LVF1.

3	This percentage is calculated based upon 34,434,705 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s final prospectus dated May 11, 2020 and filed with the Securities and Exchange Commission on May 13, 2020.

CUSIP 74366E 102	Page 6 of 10

1	NAMES OF REPORTING PERSONS: Armen B. Shanafelt, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒[1] (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,559,060[2]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,559,060[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,559,060[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.5%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

1	Lilly Ventures Fund I, LLC (“LVF1”), LV Management Group, LLC (“LV Management”), S. Edward Torres, Steven E. Hall, Ph.D. and Armen B. Shanafelt, Ph.D. (collectively, the “Reporting Persons”) may be considered members of a group for purposes of this Schedule 13D.

2	As described in Item 5 below, the Reporting Persons beneficially own 1,559,060 shares of the Issuer’s Common Stock. All of these shares are held by LVF1. LV Management is the management company for LVF1 and has voting and dispositive power over the shares held by LVF1. LV Management’s voting and dispositive decisions with respect to the shares held by LVF1 are made by LV Management’s management committee, which consists of Mr. Torres and Drs. Hall and Shanafelt. As such, each of the Reporting Persons share voting and dispositive power with respect to the shares held by LVF1.

3	This percentage is calculated based upon 34,434,705 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s final prospectus dated May 11, 2020 and filed with the Securities and Exchange Commission on May 13, 2020.

CUSIP 74366E 102	Page 7 of 10

INTRODUCTION

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed as an amendment to the initial statement on Schedule 13D relating to the Common Stock, par value $0.00001 per share (the “Common Stock”), of Protagonist Therapeutics, Inc. (the “Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on August 26, 2016 (the “Original Schedule 13D”). This Amendment No. 1 is being filed by Lilly Ventures Fund I, LLC, LV Management Group, LLC, S. Edward Torres, Steven E. Hall, Ph.D. and Armen B. Shanafelt, Ph.D. to report the open market sales of shares of Common Stock, as described in Item 3 below.

Items 2(b), 4 and 5 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment No. 1 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND

(b)	The address of the principal place of business of each of the Reporting Persons is c/o LV Management Group, LLC, 333 N. Alabama Street, Suite 350, Indianapolis, Indiana 46204.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

LVF1 sold an aggregate of 540,422 shares of Common Stock in open market transactions from May 11, 2020 through May 14, 2020 for an approximate aggregate proceeds of $8.1 million.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	As of the date hereof, LVF1 is the record owner of 1,559,060 shares of Common Stock. LV Management is the management company for LVF1 and has voting and dispositive power over the shares held by LVF1. As such, LV Management may be deemed to beneficially own the shares held by LVF1. LV Management’s voting and dispositive decisions with respect to the shares held by LVF1 are made by LV Management’s management committee, which consists of Mr. Torres and Drs. Hall and Shanafelt, each of which may be deemed to beneficially own the shares held by LVF1.

Each of the Reporting Persons may be deemed to beneficially own 4.5% of the Issuer’s outstanding Common Stock, which percentage is calculated based upon 34,434,705 outstanding shares of Common Stock, as reported in the Issuer’s final prospectus dated May 11, 2020 and filed with the Securities and Exchange Commission on May 13, 2020.

(b)

Reporting Person	Number of Shares
	Power to Vote or Direct the Vote		Power to Dispose or Direct the Disposition
	Sole	Shared	Sole	Shared
Lilly Ventures Fund I, LLC	0	1,559,060	0	1,559,060
LV Management Group, LLC	0	1,559,060	0	1,559,060
S. Edward Torres	0	1,559,060	0	1,559,060
Steven E. Hall, Ph.D.	0	1,559,060	0	1,559,060
Armen B. Shanafelt, Ph.D.	0	1,559,060	0	1,559,060

(c)	LVF1 sold the following shares of Common Stock in the open market in the sixty days preceding the date of this filing:

Date	Price Range	Average Price	Shares Sold
05/11/2020	$14.05-$15.28	$14.6576	400,000
05/12/2020	$16.50-$17.09	$16.7670	40,422
05/13/2020	$16.00-$17.05	$16.1111	50,000
05/14/2020	$16.00-$16.10	$16.0030	50,000
		TOTAL:	540,422

(d)	No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)	The Reporting Persons ceased to beneficially own greater than 5% of the outstanding Common Stock on May 14, 2020.

CUSIP 74366E 102	Page 8 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2020

LILLY VENTURES FUND I, LLC

By: LV Management Group, LLC

By:	/s/ S. Edward Torres

Name: S. Edward Torres

Title:   Managing Director

LV MANAGEMENT GROUP, LLC

By:	/s/ S. Edward Torres

Name: S. Edward Torres

Title:   Managing Director

/s/ S. Edward Torres

S. Edward Torres

/s/ Steven E. Hall, Ph.D.

Steven E. Hall, Ph.D.

/s/ Armen B. Shanafelt, Ph.D.

Armen B. Shanafelt, Ph.D.

CUSIP 74366E 102	Page 9 of 10

SCHEDULE 1

MEMBERS:

Eli Lilly and Company

c/o LV Management Group, LLC

333 N. Alabama Street, Suite 350

Indianapolis, Indiana 46204

S. Edward Torres

c/o LV Management Group, LLC

333 N. Alabama Street, Suite 350

Indianapolis, Indiana 46204

Steven E. Hall, Ph.D.

c/o LV Management Group, LLC

333 N. Alabama Street, Suite 350

Indianapolis, Indiana 46204

Armen B. Shanafelt, Ph.D.

c/o LV Management Group, LLC

333 N. Alabama Street, Suite 350

Indianapolis, Indiana 46204

CUSIP 74366E 102	Page 10 of 10

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13D is being filed on behalf of each of the undersigned.

Dated: June 8, 2020

LILLY VENTURES FUND I, LLC

By: LV Management Group, LLC

By:	/s/ S. Edward Torres

Name: S. Edward Torres

Title:   Managing Director

LV MANAGEMENT GROUP, LLC

By:	/s/ S. Edward Torres

Name: S. Edward Torres

Title:   Managing Director

/s/ S. Edward Torres

S. Edward Torres

/s/ Steven E. Hall, Ph.D.

Steven E. Hall, Ph.D.

/s/ Armen B. Shanafelt, Ph.D.

Armen B. Shanafelt, Ph.D.